December 8, 2016

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attention:  Cecilia D. Blye

Re:	FormFactor, Inc.
Form 10-K for the Year Ended December 26, 2015 Filed March 4, 2016 File No. 0-50307

Ladies and Gentleman:

On behalf of FormFactor, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter dated November 23, 2016 relating to the Company’s annual report on Form 10-K for the year ended December 26, 2015 (the “10-K”).

The Company’s responses to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold italics for your ease of reference).

1.	According to your website, you conduct business in the Middle East. Syria and Sudan, countries that can be included in references to the Middle East, are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Raviraj Technologies’ website lists technical specifications for its products that include the FormFactor Mini-iTX, and it lists Syria and Sudan as countries the company serves. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements. For instance, in the 10-K you identify Samsung as a major client. Samsung’s website and recent news articles report that Samsung sells products in Syria and Sudan. Please clarify whether Samsung uses technical information or technology from your products in its business with Syria or Sudan. You should describe any products, components, technology, technical information or services you have provided, directly or indirectly to Syria and Sudan, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Response:

The Company has not had past and does not have current or anticipated contacts with Sudan or Syria (the “Embargoed Countries”), including, to its knowledge, through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements. The Company does not sell, offer for sale, supply or distribute, either directly or indirectly, its products in the Embargoed Countries, and the Company does not have any agreements, arrangements or other contacts with customers located in the Embargoed Countries. The Company also has no distributors or other business partners that are approved to supply the Company’s products into the Embargoed Countries. The Company is not aware of any sales of the Company’s products into the Embargoed Countries.

The Company sells highly specialized equipment used to test semiconductors. The semiconductors tested through the use of the Company’s products do not incorporate the products, technology, or materials of the Company. The Company is not aware of Samsung or anyone else using technical information or technology from the Company in its business with Syria or Sudan.

Ms. Cecilia D. Blye

Securities and Exchange Commission

December 8, 2016

The Company’s sales to Samsung are governed by quotations, purchase orders and invoices, rather than long term purchasing agreements. The Company does not deliver any products, or provide any services, to any Samsung service, support or distribution centers in the Embargoed Countries, and the Company has no information that its products are being sent by Samsung to the Embargoed Countries. The Company takes various steps to inform Samsung of the Company’s requirements that U.S. export regulations are respected, including using the Company’s standard terms and conditions in its quotations to Samsung which include language on export regulations, and other steps such as communicating export restrictions in invoices.

The Company has never had any business relationship with Raviraj Technologies, and does not anticipate having any contacts with Raviraj Technologies. We do not believe that use of the term “form factor” on the website of Raviraj Technologies relates to the proper noun “FormFactor” in the name of the Company. We do not believe that Raviraj Technologies has ever offered any of the Company’s products, components, technology, technical information or services, or incorporated any such items in any products that it offers.

The Company is committed to compliance with U.S. export control regulations, and trade and economic sanctions. The Company has policies and procedures in place for compliance with these laws, including screening procedures and standard terms and conditions informing customers that its products may not be transferred in violation of U.S. export regulations.

2.	Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response:

As indicated above, the Company does not have any direct or indirect, past or current contacts with – and therefore does not generate any revenues from – the Embargoed Countries. The Company, accordingly, believes that there is no material investment risk for security holders in relation to contacts with the Embargoed Countries.

If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (925) 925-4028.

Sincerely yours, FormFactor, Inc.

By: /s/ Jason Cohen Jason Cohen
Vice President, General Counsel